UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2018
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number: 1-14201

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

SEMPRA ENERGY SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, AND SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

SEMPRA ENERGY 488 8th Avenue San Diego, California 92101

TABLE OF CONTENTS

AUDITED FINANCIAL STATEMENTS

Sempra Energy Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra Energy
Savings Plan
Employer ID No: 33-0732627
Plan Number: 002
Financial Statements as of December 31, 2018 and 2017, and for the Year Ended December 31, 2018, Supplemental Schedule as of December 31, 2018, and Report of Independent Registered Public Accounting Firm

SEMPRA ENERGY SAVINGS PLAN

NOTE:
Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Sempra Energy Savings Plan
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sempra Energy Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2019

We have served as the auditor of the Plan since 1998.

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SEMPRA ENERGY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017
(Dollars in thousands)

	2018	2017
INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	$316,846	$332,632

RECEIVABLES:
Notes receivable from participants	3,485	3,312
Dividends	544	517
Employer contributions	—	1

Total receivables	4,029	3,830

NET ASSETS AVAILABLE FOR BENEFITS	$320,875	$336,462
See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018
(Dollars in thousands)

ADDITIONS:
Contributions:
Employer	$4,471
Participant	13,468
Participant rollovers	707

Total contributions	18,646

Interest income on notes receivable from participants	168

Total additions	18,814

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust
investment loss	8,831
Distributions to participants or their beneficiaries	28,428
Administrative expenses	60

Total deductions	37,319

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(18,505)

PLAN TRANSFERS:
Transfers from plans of related entities	15,107
Transfers to plans of related entities	(12,189)

Net plan transfers into plan	2,918

DECREASE IN NET ASSETS	(15,587)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	336,462

End of year	$320,875

See notes to financial statements.

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SEMPRA ENERGY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Sempra Energy Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in Sempra Energy common stock through the Stock Investment Fund (Sempra Stock Fund), which is invested solely in Sempra Energy common stock, and other optional investments permitted by the Plan. The Pension and Benefits Committee of the Company controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after‑tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,500 for 2018. Catch‑up contributions are permitted for participants of at least 50 years of age. The catch‑up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2018. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2018 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.
Employer Non-Elective Matching Contributions — Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

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Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Participants are allowed to redirect up to 100% of the shares in their Employer matching account into any of the Plan’s designated investments.
Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in various investment options. Available investment options as of December 31, 2018 included: Sempra Energy common stock through the Sempra Stock Fund; specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management (FIAM), Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC (MetWest), State Street Global Advisors (SSGA), BlackRock Institutional Trust Company N.A., and Vanguard Group (Vanguard); custom investment funds; or a broad range of funds through a brokerage account, Schwab Personal Choice Retirement Account (SPCRA) (previously used TradeLink Plus). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. In May 2018, the TradeLink Plus account held at Pershing LLC was transferred to the SPCRA held at Charles Schwab. The SPCRA allows, and the TradeLink Plus account allowed, participants to invest in any listed fund or security except Sempra Energy common stock.
On January 17, 2018, certain mutual fund investment options offered by FIAM, MetWest, Vanguard, and a common/collective trust offered by T. Rowe Price were replaced by custom investment funds. These custom funds are proprietary investment options designed specifically for the Plan and are invested in two or more underlying funds that invest in publicly traded securities. The Sempra Energy Savings Plan Fiduciary Committee makes the decisions about selecting, monitoring, and allocating assets between the investment managers and underlying funds within each custom investment fund. The custom investment funds and their underlying investments are as follows.

•	The target allocation of funds of the International Equity Fund, a multi-manager structure, was changed on October 1, 2018, as indicated below.

Funds Included in International Equity Fund:	Target Allocation % as of:
	October 1, 2018	January 1, 2018
FIAM Select International Equity Fund	61%	95%
FIAM Select Emerging Market Equity Commingled Pool	20%	—%
FIAM Select International Small Cap Commingled Pool	14%	—%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5%	—%
BlackRock MSCI All Country World Index Non-Lending Fund	—%	5%

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•
The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.

•
The U.S. Small/Mid Cap Equity Fund is a multi-manager structure that includes a 95% target allocation in the T. Rowe Price Institutional Small-Cap Stock Fund and a 5% target allocation in the State Street Russell Small/Mid Cap Index Non-Lending Series Fund.

•	The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump‑sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump‑sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump‑sum cash payment.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.
Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party‑in‑interest transactions.
At December 31, 2018 and 2017, the Plan held, through the Master Trust, 617,194 shares and 634,979 shares, respectively, of common stock of Sempra Energy, the sponsoring employer, with a cost basis of $36,101,788 and $34,568,094, respectively. During the year ended December 31, 2018, the Plan recorded related dividend income of $2,246,300.

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Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA, as amended. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
Participant Loans — Participants may borrow from their accounts (see Note 4).
Forfeited Accounts — Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future employer contributions. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $13,417 and $5,967, respectively. In 2018, employer contributions were reduced by $15,967 from forfeited accounts.
Withdrawals — The Plan offers the following withdrawal options: dividend pass-through and the following in-service withdrawals: after-tax accounts, rollover accounts, hardship, military, disability and withdrawals at any time on or after a participant attains age 59-1/2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

7

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.
Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2018 or 2017.
Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.
New Accounting Pronouncement — Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: ASU 2018-13 adds, removes and modifies certain disclosure requirements related to fair value measurements in Accounting Standards Codification 820. The update is effective for fiscal years beginning after December 15, 2019. Plan management is currently evaluating the effect of ASU 2018-13 on the financial statement disclosures.
Subsequent Events — Plan management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of Plan management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation (see Note 8).

3.	TAX STATUS
The IRS has determined and informed the Company by a letter dated June 10, 2014, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2016.

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4.	PARTICIPANT LOANS
The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2018 and 2017, interest rates on loans ranged from 4.25% to 9.25%, and loans outstanding at December 31, 2018 had maturity dates through December 2033. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.	INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)
The Plan’s investments are held in a trust account at TRP and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund.

9

The net assets available for plan benefits of the Master Trust at December 31, 2018 and 2017 are summarized as follows:

	As of December 31, 2018
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,028,031	$66,774
Mutual funds	349,869	33,213
Stable value fund	219,353	17,412
Common/collective trusts	1,851,887	199,447

Master Trust investments	3,449,140	316,846

Plus:
Cash	74	—
Notes receivable from participants	80,076	3,485
Dividends receivable	7,645	544

Net assets available for plan benefits	$3,536,935	$320,875

	As of December 31, 2017
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,073,006	$67,892
Mutual funds	799,697	81,311
Stable value fund	201,572	16,944
Common/collective trusts	1,544,545	166,485

Master Trust investments	3,618,820	332,632

Plus:
Cash	440	—
Notes receivable from participants	77,056	3,312
Dividends receivable	7,419	517
Employer contributions receivable	7	1
Participant contributions receivable	19	—

Net assets available for plan benefits	$3,703,761	$336,462

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Net depreciation of investments and dividend income for the Master Trust for the year ended December 31, 2018, is as follows:

Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$16,013
Mutual funds	3,350
Stable value fund	40
Common/collective trusts	(137,107)

Net depreciation in fair value of investments	$(117,704)

Dividend income	$41,688

6.	FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)
In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•	Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•	Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3, which refers to securities valued based on significant unobservable inputs.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

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The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017:

	2018	2017

Level 1 investments:
Sempra Energy common stock	$1,028,031	$1,073,006
Mutual funds	349,869	799,697

Total Level 1 investments	1,377,900	1,872,703

Investments measured at NAV*:
Stable value fund	219,353	201,572
Common/collective trusts	1,851,887	1,544,545

Total Master Trust investments	$3,449,140	$3,618,820

*
Investments for which fair value is estimated based on NAV as a practical expedient in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as Levels 2 or 3 in the Master Trust as of December 31, 2018 or 2017.
The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.
The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.
Stable Value Fund — The Plan uses the NAV as a practical expedient to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

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Common/Collective Trusts — The Plan uses the NAV as a practical expedient to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement. These trusts have no unfunded commitments, allow daily redemption, and have no other redemption restrictions.
The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.	STABLE VALUE FUND
Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.
The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

8.	SUBSEQUENT EVENT
Effective January 1, 2019, the Plan was amended to allow participants to make after-tax contributions to a Roth 401(k) account in the Plan.

******

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SUPPLEMENTAL SCHEDULE

SEMPRA ENERGY SAVINGS PLAN
Employer ID No: 33-0732627
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2019 through
		December 2033	**	$3,485,297

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

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San Diego Gas & Electric Company Savings Plan
Employer ID No: 95-1184800
Plan Number: 001
Financial Statements as of December 31, 2018 and 2017, and for the Year Ended December 31, 2018, Supplemental Schedules as of December 31, 2018, and Report of Independent Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:
Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
San Diego Gas & Electric Company Savings Plan
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2018, and schedule of delinquent participant contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2019

We have served as the auditor of the Plan since at least 1980; however, the specific year has not been determined.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017
(Dollars in thousands)

	2018	2017

CASH AND CASH EQUIVALENTS	$26	$3

INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	1,318,479	1,394,870

RECEIVABLES:
Notes receivable from participants	27,536	28,179
Dividends	2,908	2,853
Employer contributions	—	3
Participant contributions	—	9

Total receivables	30,444	31,044

NET ASSETS AVAILABLE FOR BENEFITS	$1,348,949	$1,425,917

See notes to financial statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018
(Dollars in thousands)

ADDITIONS:

Contributions:
Employer	$14,548
Participant	53,632
Participant rollovers	1,939

Total contributions	70,119

Interest income on notes receivable from participants	1,312

Total additions	71,431

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy Savings Master Trust
investment loss	30,702
Distributions to participants or their beneficiaries	117,795
Administrative expenses	226

Total deductions	148,723

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(77,292)

PLAN TRANSFERS:
Transfers from plans of related entities	10,908
Transfers to plans of related entities	(10,584)

Net plan transfers into plan	324

DECREASE IN NET ASSETS	(76,968)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,425,917

End of year	$1,348,949

See notes to financial statements.

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the San Diego Gas & Electric Company Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Employees may make regular savings investments in the common stock of Sempra Energy, through the Stock Investment Fund (Sempra Stock Fund), which is invested solely in Sempra Energy common stock, the indirect parent company of the Employer, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after‑tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,500 for 2018. Catch‑up contributions are permitted for participants of at least 50 years of age. The catch‑up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2018. The Plan allows for automatic enrollment of newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2018 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.
Employer Non-Elective Matching Contributions — Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

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Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Participants are allowed to redirect up to 100% of the shares in their Employer matching account into any of the Plan’s designated investments.
Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in various investment options. Available investment options as of December 31, 2018 included: Sempra Energy common stock through the Sempra Stock Fund; specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management (FIAM), Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC (MetWest), State Street Global Advisors (SSGA), BlackRock Institutional Trust Company N.A., and Vanguard Group (Vanguard); custom investment funds; or a broad range of funds through a brokerage account, Schwab Personal Choice Retirement Account (SPCRA) (previously used TradeLink Plus). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. In May 2018, the TradeLink Plus account held at Pershing LLC was transferred to the SPCRA held at Charles Schwab. The SPCRA allows, and the TradeLink Plus account allowed, participants to invest in any listed fund or security except Sempra Energy common stock.
On January 17, 2018, certain mutual fund investment options offered by FIAM, MetWest, Vanguard, and a common/collective trust offered by T. Rowe Price were replaced by custom investment funds. These custom funds are proprietary investment options designed specifically for the Plan and are invested in two or more underlying funds that invest in publicly traded securities. The Sempra Energy Savings Plan Fiduciary Committee makes the decisions about selecting, monitoring, and allocating assets between the investment managers and underlying funds within each custom investment fund. The custom investment funds and their underlying investments are as follows.

•	The target allocation of funds of the International Equity Fund, a multi-manager structure was changed on October 1, 2018, as indicated below.

Funds Included in International Equity Fund:	Target Allocation % as of:
	October 1, 2018	January 1, 2018
FIAM Select International Equity Fund	61%	95%
FIAM Select Emerging Market Equity Commingled Pool	20%	—%
FIAM Select International Small Cap Commingled Pool	14%	—%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5%	—%
BlackRock MSCI All Country World Index Non-Lending Fund	—%	5%

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•
The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.

•
The U.S. Small/Mid Cap Equity Fund is a multi-manager structure that includes a 95% target allocation in the T. Rowe Price Institutional Small-Cap Stock Fund and a 5% target allocation in the State Street Russell Small/Mid Cap Index Non-Lending Series Fund.

•	The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump‑sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump‑sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump‑sum cash payment.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.
Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party‑in‑interest transactions.
At December 31, 2018 and 2017, the Plan held, through the Master Trust, 3,574,960 shares and 3,831,965 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the Employer, with a cost basis of $211,975,565 and $214,098,878, respectively. During the year ended December 31, 2018, the Plan recorded related dividend income of $11,877,554.

6

Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA, as amended. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra Energy common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.
Participant Loans — Participants may borrow from their accounts (see Note 4).
Forfeited Accounts — Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future employer contributions. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $12,668 and $10,168, respectively. In 2018, employer contributions were reduced by $19,181 from forfeited accounts.
Withdrawals — The Plan offers the following withdrawal options: dividend pass-through and the following in-service withdrawals: after-tax accounts, rollover accounts, hardship, military, disability and withdrawals at any time on or after a participant attains age 59-1/2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

7

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.
Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2018 or 2017.
Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.
New Accounting Pronouncement — Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: ASU 2018-13 adds, removes and modifies certain disclosure requirements related to fair value measurements in Accounting Standards Codification 820. The update is effective for fiscal years beginning after December 15, 2019. Plan management is currently evaluating the effect of ASU 2018-13 on the financial statement disclosures.
Subsequent Events — Plan management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of Plan management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation (see Note 8).

3.	TAX STATUS
The IRS has determined and informed the Company by a letter dated July 12, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2016.

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4.	PARTICIPANT LOANS
The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2018 and 2017, interest rates on loans ranged from 4.25% to 9.25%, and loans outstanding at December 31, 2018 had maturity dates through January 2034. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.	INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)
The Plan’s investments are held in a trust account at TRP and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per‑share calculation, or by transaction in a specific fund.

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The net assets available for plan benefits of the Master Trust at December 31, 2018 and 2017 are summarized as follows:

	As of December 31, 2018
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,028,031	$386,775
Mutual funds	349,869	153,302
Stable value fund	219,353	68,909
Common/collective trusts	1,851,887	709,493

Master Trust investments	3,449,140	1,318,479

Plus:
Cash	74	26
Notes receivable from participants	80,076	27,536
Dividends receivable	7,645	2,908

Net assets available for plan benefits	$3,536,935	$1,348,949

	As of December 31, 2017
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,073,006	$409,714
Mutual funds	799,697	318,376
Stable value fund	201,572	64,699
Common/collective trusts	1,544,545	602,081

Master Trust investments	3,618,820	1,394,870

Plus:
Cash	440	3
Notes receivable from participants	77,056	28,179
Dividends receivable	7,419	2,853
Employer contributions receivable	7	3
Participant contributions receivable	19	9

Net assets available for plan benefits	$3,703,761	$1,425,917

10

Net depreciation of investments and dividend income for the Master Trust for the year ended December 31, 2018, is as follows:

Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$16,013
Mutual funds	3,350
Stable value fund	40
Common/collective trusts	(137,107)

Net depreciation in fair value of investments	$(117,704)

Dividend income	$41,688

6.	FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)
In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•	Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•	Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3, which refers to securities valued based on significant unobservable inputs.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

11

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017:

	2018	2017

Level 1 investments:
Sempra Energy common stock	$1,028,031	$1,073,006
Mutual funds	349,869	799,697

Total Level 1 investments	1,377,900	1,872,703

Investments measured at NAV*:
Stable value fund	219,353	201,572
Common/collective trusts	1,851,887	1,544,545

Total Master Trust investments	$3,449,140	$3,618,820

*
Investments for which fair value is estimated based on NAV as a practical expedient in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as Levels 2 or 3 in the Master Trust as of December 31, 2018 or 2017.
The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.
The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.
Stable Value Fund — The Plan uses the NAV as a practical expedient to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

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Common/Collective Trusts — The Plan uses the NAV as a practical expedient to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement. These trusts have no unfunded commitments, allow daily redemption, and have no other redemption restrictions.
The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.	STABLE VALUE FUND
Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.
The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

8.	SUBSEQUENT EVENT
Effective January 1, 2019, the Plan was amended to allow participants to make after-tax contributions to a Roth 401(k) account in the Plan.

******

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SUPPLEMENTAL SCHEDULES

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
Employer ID No: 95-1184800
Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Participant				Total Fully
Contributions				Corrected Under
Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			VFCP and PTE
Check here if late				2002-51
participant loan		Contributions	Contributions
repayments are included:	Contributions not	corrected outside	pending correction
[ ]	corrected	VFCP	VFCP
$2,502	$—	$2,502	$—	$—

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
Employer ID No: 95-1184800
Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

	(b)	(c)
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor, or	Maturity Date, Rate of Interest, and	(d)	Current
(a)	Similar Party	Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2019 through
		January 2034	**	$27,535,757

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

16

Southern California Gas Company Retirement Savings Plan
Employer ID No: 95-1240705
Plan Number: 002
Financial Statements as of December 31, 2018 and 2017, and for the Year Ended December 31, 2018, Supplemental Schedules as of December 31, 2018, and Report of Independent Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE:
Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of
Southern California Gas Company Retirement Savings Plan
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2018, and schedule of delinquent participant contributions for the year ended December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 28, 2019

We have served as the auditor of the Plan since at least 1980; however, the specific year has not been determined.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017
(Dollars in thousands)

	2018	2017

CASH AND CASH EQUIVALENTS	$48	$437

INVESTMENT:
Interest in Sempra Energy Savings Master Trust, at fair value	1,813,815	1,891,318

RECEIVABLES:
Notes receivable from participants	49,055	45,565
Dividends	4,193	4,049
Employer contributions	—	3
Participant contributions	—	10

Total receivables	53,248	49,627

NET ASSETS AVAILABLE FOR BENEFITS	$1,867,111	$1,941,382
See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018
(Dollars in thousands)

ADDITIONS:
Contributions:
Employer	$22,604
Participant	75,640
Participant rollovers	2,596

Total contributions	100,840

Interest income on notes receivable from participants	2,239

Total additions	103,079

DEDUCTIONS:
Net investment loss — Plan interest in Sempra Energy
Savings Master Trust investment loss	36,483
Distributions to participants or their beneficiaries	137,192
Administrative expenses	433

Total deductions	174,108

DECREASE IN NET ASSETS BEFORE PLAN TRANSFERS	(71,029)

PLAN TRANSFERS:
Transfers from plans of related entities	4,891
Transfers to plans of related entities	(8,133)

Net plan transfers out of plan	(3,242)

DECREASE IN NET ASSETS	(74,271)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,941,382

End of year	$1,867,111
See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

1.	PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Southern California Gas Company Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the Company or Employer) with retirement benefits. Employees may participate immediately in the Plan. Nonrepresented participants are eligible to receive an Employer matching contribution immediately upon entering the Plan. Represented participants are eligible to receive an Employer matching contribution after one year in which they complete 1,000 hours of service. Employees may make regular savings investments in the common stock of Sempra Energy, the indirect parent company of the Employer, through the Stock Investment Fund (Sempra Stock Fund), which is invested solely in Sempra Energy common stock, and other optional investments permitted by the Plan. The Pension and Benefits Committee of Sempra Energy controls and manages the operation and administration of the Plan. T. Rowe Price (TRP or the Trustee) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employees transfer between the Company and related entities for various reasons, resulting in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay on a pretax basis, an after‑tax basis, or a combination thereof. The Internal Revenue Code (IRC) limited total individual pretax contributions to $18,500 for 2018. Catch‑up contributions are permitted for participants of at least 50 years of age. The catch‑up provision provided these participants the opportunity to contribute an additional $6,000 on a pretax basis for 2018. The Plan allows for automatic enrollment of newly hired nonrepresented employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle for 2018 is the T. Rowe Price Retirement Active Trust option that most closely aligns with the employee’s expected retirement at age 65.
Employer Non-Elective Matching Contributions — Each pay period, the Company makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. The Company’s matching contributions are made in Sempra Energy common stock, cash or any combination thereof and invested according to each participant’s investment election.

Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, the Employer’s non-elective matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2 below. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Participants are allowed to redirect up to 100% of the shares in their Employer matching account into any of the Plan’s designated investments.
Vesting — Participant contributions are fully vested at all times. Vesting of the Company’s matching contributions in their accounts occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or their death while an employee of the Company. Additionally, the Company’s matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held by the Sempra Energy Savings Master Trust (the Master Trust) (see Note 5). Employees elect to have their contributions invested in increments of 1% in various investment options. Available investment options as of December 31, 2018 included: Sempra Energy common stock through the Sempra Stock Fund; specific mutual funds or common/collective trusts offered by T. Rowe Price, Fidelity Institutional Asset Management (FIAM), Pacific Investment Management Company LLC, Metropolitan West Asset Management LLC (MetWest), State Street Global Advisors (SSGA), BlackRock Institutional Trust Company N.A., and Vanguard Group (Vanguard); custom investment funds; or a broad range of funds through a brokerage account, Schwab Personal Choice Retirement Account (SPCRA) (previously used TradeLink Plus). The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SPCRA. In May 2018, the TradeLink Plus account held at Pershing LLC was transferred to the SPCRA held at Charles Schwab. The SPCRA allows, and the TradeLink Plus account allowed, participants to invest in any listed fund or security except Sempra Energy common stock.
On January 17, 2018, certain mutual fund investment options offered by FIAM, MetWest, Vanguard, and a common/collective trust offered by T. Rowe Price, were replaced by custom investment funds. These custom funds are proprietary investment options designed specifically for the Plan and are invested in two or more underlying funds that invest in publicly traded securities. The Sempra Energy Savings Plan Fiduciary Committee makes the decisions about selecting, monitoring, and allocating assets between the investment managers and underlying funds within each custom investment fund. The custom investment funds and their underlying investments are as follows.

•	The target allocation of funds of the International Equity Fund, a multi-manager structure, was changed on October 1, 2018 as indicated below.

Funds Included in International Equity Fund:	Target Allocation % as of:
	October 1, 2018	January 1, 2018
FIAM Select International Equity Fund	61%	95%
FIAM Select Emerging Market Equity Commingled Pool	20%	—%
FIAM Select International Small Cap Commingled Pool	14%	—%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5%	—%
BlackRock MSCI All Country World Index Non-Lending Fund	—%	5%

•
The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.

•
The U.S. Small/Mid Cap Equity Fund is a multi-manager structure that includes a 95% target allocation in the T. Rowe Price Institutional Small-Cap Stock Fund and a 5% target allocation in the State Street Russell Small/Mid Cap Index Non-Lending Series Fund.

•	The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
Payment of Dividends — Participants may elect at any time to either receive distributions of cash dividends on the shares of Sempra Energy common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Former employees that elect to leave their account balance in the Plan and receive cash dividends from Sempra Energy common stock in their account will receive such dividends in cash or have them reinvested in Sempra Energy common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement or permanent disability, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the options to have their vested account balance remain in the Plan, roll the entire amount to another qualified retirement plan or individual retirement account, or receive their vested account balance in a single lump‑sum payment in cash or Sempra Energy common stock for any portion of their account held in Sempra Energy common stock. Plan participants, in addition to the benefit payment options above, may elect to have all Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the Internal Revenue Service (IRS) regulations, or have all or a portion of their benefits paid in periodic annual payments. The accounts of terminated participants with account balances from $1,000 to $5,000 that do not elect a lump‑sum payment or a rollover to a qualified retirement plan or individual retirement account will be automatically rolled into an individual retirement account. Terminated participants with account balances less than $1,000 automatically receive a lump‑sum cash payment.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the net assets of the Plan will be distributed to the participants.
Exempt Party-in-Interest Transactions — Certain Plan investments, held through the Master Trust, are shares of investment funds managed by T. Rowe Price, the Plan’s trustee. Additionally, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party‑in‑interest transactions.
At December 31, 2018 and 2017, the Plan held, through the Master Trust, 5,309,934 shares and 5,568,653 shares, respectively, of common stock of Sempra Energy, the indirect parent company of the Employer, with a cost basis of $319,468,662 and $314,365,614, respectively. During the year ended December 31, 2018, the Plan recorded related dividend income of $17,013,907 during the year ended December 31, 2018.

Newport Trust Company (Newport) is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA, as amended. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra Energy common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of Sempra Energy. No such officer or employee receives compensation from the Plan.
Participant Loans — Participants may borrow from their accounts (see Note 4).
Forfeited Accounts — Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future employer contributions. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $8,073 and $3,372, respectively. In 2018, employer contributions were reduced by $24,000 from forfeited accounts.
Withdrawals — The Plan offers the following withdrawal options: dividend pass-through and the following in-service withdrawals: after-tax accounts, rollover accounts, hardship, military, disability and withdrawals at any time on or after a participant attains age 59-1/2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan invests in the Master Trust, which utilizes various investment instruments, including common stock, mutual funds, common/collective trusts, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust, plus actual contributions and allocated investment income/loss, less actual distributions and allocated administrative expense, plus or minus changes in unrealized gains and losses.

The Master Trust’s investments are stated at fair value or net asset value (NAV) for the stable value fund and common/collective trusts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 6 for discussion of fair value measurements.
Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.
Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2018 or 2017.
Administrative Expenses — Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. Each participant is charged a flat, monthly recordkeeping fee after 23 months of employment and, if applicable, loan initiation, short-term trading and redemption fees. The Company pays the flat, monthly recordkeeping fee for each participant during their first 23 months of employment. All investment fees are deducted from participants’ investment earnings.
New Accounting Pronouncement — Accounting Standards Update (ASU) 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement: ASU 2018-13 adds, removes and modifies certain disclosure requirements related to fair value measurements in Accounting Standards Codification 820. The update is effective for fiscal years beginning after December 15, 2019. Plan management is currently evaluating the effect of ASU 2018-13 on the financial statement disclosures.
Subsequent Events — Plan management has evaluated subsequent events through the date the financial statements were issued, and in the opinion of Plan management, the accompanying statements reflect all adjustments and disclosures necessary for a fair presentation (see Note 8).

3.	TAX STATUS
The IRS has determined and informed the Company by a letter dated August 7, 2017, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Plan management believes the Plan is no longer subject to income tax examinations for years prior to 2016.

4.	PARTICIPANT LOANS
The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. If a participant defaults on a loan, it becomes a deemed distribution from the Plan to the participant. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in The Wall Street Journal, at the time the loan is made. At both December 31, 2018 and 2017, interest rates on loans ranged from 4.25% to 9.25% and loans outstanding at December 31, 2018 had maturity dates through January 2034. The Plan’s participant loans, carried at outstanding loan balances plus accrued interest, are presented as Notes receivable from participants on the Statements of Net Assets Available for Benefits.

5.	INTEREST IN THE MASTER TRUST (DOLLARS IN THOUSANDS)
The Plan’s investments are held in a trust account at TRP and consist of a divided interest, as discussed below, in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per‑share calculation, or by transaction in a specific fund.

The net assets available for plan benefits of the Master Trust at December 31, 2018 and 2017 are summarized as follows:

	As of December 31, 2018
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,028,031	$574,482
Mutual funds	349,869	163,354
Stable value fund	219,353	133,032
Common/collective trusts	1,851,887	942,947

Master Trust investments	3,449,140	1,813,815

Plus:
Cash	74	48
Notes receivable from participants	80,076	49,055
Dividends receivable	7,645	4,193

Net assets available for plan benefits	$3,536,935	$1,867,111

	As of December 31, 2017
		Plan's Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra Energy common stock	$1,073,006	$595,400
Mutual funds	799,697	400,010
Stable value fund	201,572	119,929
Common/collective trusts	1,544,545	775,979

Master Trust investments	3,618,820	1,891,318

Plus:
Cash	440	437
Notes receivable from participants	77,056	45,565
Dividends receivable	7,419	4,049
Employer contributions receivable	7	3
Participant contributions receivable	19	10

Net assets available for plan benefits	$3,703,761	$1,941,382

Net depreciation of investments and dividend income for the Master Trust for the year ended December 31, 2018, is as follows:

Net appreciation (depreciation) in fair value of investments:
Sempra Energy common stock	$16,013
Mutual funds	3,350
Stable value fund	40
Common/collective trusts	(137,107)

Net depreciation in fair value of investments	$(117,704)

Dividend income	$41,688

6.	FAIR VALUE MEASUREMENTS (DOLLARS IN THOUSANDS)
In accordance with current GAAP, the Plan and Master Trust classify their investments based on a fair value hierarchy that prioritizes the inputs used to measure fair value, as follows:

•	Level 1, which refers to securities valued using quoted prices from active markets for identical assets;

•	Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3, which refers to securities valued based on significant unobservable inputs.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017:

	2018	2017

Level 1 investments:
Sempra Energy common stock	$1,028,031	$1,073,006
Mutual funds	349,869	799,697

Total Level 1 investments	1,377,900	1,872,703

Investments measured at NAV*:
Stable value fund	219,353	201,572
Common/collective trusts	1,851,887	1,544,545

Total Master Trust investments	$3,449,140	$3,618,820

*
Investments for which fair value is estimated based on NAV as a practical expedient in accordance with GAAP have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 5.

There were no investments classified as Levels 2 or 3 in the Master Trust as of December 31, 2018 or 2017.
The Master Trust’s policy is to recognize transfers between levels as of the end of the reporting period. There were no transfers into or out of Level 1, Level 2 or Level 3 for the Plan or Master Trust during the periods presented.
The following valuation methods and assumptions are used by the Plan to estimate the fair values of investments held as underlying investments of the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual fund investments held by the Plan are deemed to be actively traded.
Stable Value Fund — The Plan uses the NAV as a practical expedient to determine the fair value of participation units in the stable value fund, which is a common trust (see Note 7). The fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell the investment for an amount different from reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the stable value fund for any purpose other than for benefit payments, making participant loans, participant-directed investment transfers and payment of administrative fees. The Plan administrator is also required to give a 30-day notice of the liquidation of the fund due to the termination of the Master Trust.

Common/Collective Trusts — The Plan uses the NAV as a practical expedient to determine the fair value of participation units held in common trusts and collective trusts, other than stable value funds, reported by the trust managers as of the financial statement dates, which NAV may reflect recent transaction prices. Each common/collective trust provides for daily redemptions by the Plan at reported NAVs per share, with no advance notice requirement. These trusts have no unfunded commitments, allow daily redemption, and have no other redemption restrictions.
The methods described are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.	STABLE VALUE FUND
Through the Master Trust, the Plan invests in the T. Rowe Price Stable Value Common Trust Fund (the Fund) sponsored by T. Rowe Price Group, Inc. The Fund invests primarily in synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital, and liquidity to pay Plan benefits of its retirement plan investors.
The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV. Distribution to the Fund’s unit-holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain the stable NAV per unit, although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value (the Fund’s constant NAV). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

8.	SUBSEQUENT EVENT
Effective January 1, 2019, the Plan was amended to allow participants to make after-tax contributions to a Roth 401(k) account in the Plan.

******

SUPPLEMENTAL SCHEDULES

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
Employer ID No: 95-1240705
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Participant				Total Fully
Contributions				Corrected Under
Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			VFCP and PTE
Check here if late				2002-51
participant loan		Contributions	Contributions
repayments are included:	Contributions not	corrected outside	pending correction
[ ]	corrected	VFCP	VFCP
$318	$318	$—	$—	$—

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
Employer ID No: 95-1240705
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date,	(d)	Current
(a)	Lessor, or Similar Party	Rate of Interest, and Collateral	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.25%;
maturities from January 2019
		through January 2034	**	$49,054,650

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans’ sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2019	By: /s/ Peter R. Wall

Peter R. Wall Vice President, Controller and Chief Accounting Officer Sempra Energy

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2019	By: /s/ Peter R. Wall

Peter R. Wall Vice President, Controller and Chief Accounting Officer Sempra Energy

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 28, 2019	By: /s/ Peter R. Wall

Peter R. Wall Vice President, Controller and Chief Accounting Officer Sempra Energy